Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

February 27, 2014

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Supplemental Response dated September 16, 2013
File No. 001-33756
Supplemental Response dated January 9, 2014
File No. 001-33756

Dear Mr. Horowitz:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 12, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on March 1, 2013, File No. 001-33756 (the “2012 Form 10-K”), our response letter filed with the Staff on September 16, 2013 in response to the initial comments received from the Staff on September 10, 2013, and our response letter filed with the Staff on January 9, 2014 in response to the comments received from the Staff on December 24, 2013.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2012 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As noted below, we do plan to make certain disclosure updates in subsequent filings with the Commission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission
February 27, 2014

Form 10-K for Fiscal Year Ended December 31, 2012

Selected Financial Data, page 50

Non-GAAP Financial Measure, page 54

1.Your response to comment 2 in our letter dated December 24, 2013 includes proposed modifications to the reconciliation of adjusted EBITDA. Please revise to provide disclosure explaining how this non-GAAP measure provides useful information regarding your ability to sustain or support an increase in your monthly cash distribution considering that neither premiums paid on derivative contracts in the current period or in prior periods are included in the calculation. Your revised disclosure should similarly address derivatives acquired as part of business combinations. In addition, please provide language with the footnotes added to your reconciliation of adjusted EBITDA to explain how excluding premiums paid for contracts that settled during the period and the fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period impacts the calculation of this non-GAAP measure.

We acknowledge the Staff’s comment. In future filings in our reconciliation of our consolidated Net Income (Loss) to Adjusted EBITDA, we will add the following disclosure (changes are reflected in bold type):

“Adjusted EBITDA is a significant performance metric used by management as a tool to measure (prior to the establishment of any cash reserves by our board of directors, debt service and capital expenditures) the cash distributions we could pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our monthly distribution rates. Adjusted EBITDA is also used as a quantitative standard by our management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness; and our operating performance and return on capital as compared to those of other companies in our industry.
Our Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies.  Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. For example, we fund premiums paid for derivative contracts, acquisitions of oil and natural gas properties, including the assumption of derivative contracts related to these acquisitions, and other capital expenditures primarily with proceeds from debt or equity offerings or with borrowings under our Reserve-Based Credit Facility. For the purposes of calculating Adjusted EBITDA, we consider the cost of premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investments related to our underlying oil and natural gas properties; therefore, they are not deducted in arriving at our Adjusted EBITDA. Our Consolidated Statements of Cash Flows, prepared in

Securities and Exchange Commission
February 27, 2014

accordance with GAAP, present cash settlements on matured derivatives and the initial cash outflows of premiums paid to enter into derivative contracts as operating activities. When we assume derivative contracts as part of a business combination, we allocate a part of the purchase price and assign them a fair value at the closing date of the acquisition. The fair value of the derivative contracts acquired is recorded as a derivative asset or liability and presented as cash used in investing activities in our Consolidated Statements of Cash Flows. As the volumes associated with these derivative contracts, whether we entered into them or we assumed them, are settled, the fair value is recognized in operating cash flows. Whether these cash settlements on derivatives are received or paid, they are reported as operating cash flows which may increase or decrease the amount we have available to fund distributions.

However, for purposes of calculating Adjusted EBITDA, we consider both premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investing activities. This is similar to the way the initial acquisition or development costs of our oil and natural gas properties are presented in our Consolidated Statements of Cash Flows; the initial cash outflows are presented as cash used in investing activities, while the cash flows generated from these assets are included in operating cash flows. The consideration of premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investing activities for purposes of determining our Adjusted EBITDA differs from the presentation in our consolidated financial statements prepared in accordance with GAAP which presents (i) premiums paid for derivatives entered into as operating activities and (ii) the fair value of derivative contracts acquired as part of a business combination as investing activities.”

In addition, we will include relevant footnotes under our reconciliation of our consolidated Net Income (Loss) to Adjusted EBITDA to emphasize that:

(a)
Adjusted EBITDA excludes premiums paid, whether at inception or deferred, for derivative contracts that settled during the period. We consider the cost of premiums paid for derivatives as an investment related to our underlying oil and natural gas properties.

(b)
Adjusted EBITDA excludes the fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period. We consider the amounts paid to sellers for derivative contracts assumed with business combinations a part of the purchase price of the underlying oil and natural gas properties.

A tabular illustration of this change is reflected below.

Securities and Exchange Commission
February 27, 2014

	Year Ended December 31,
(in thousands)	2012	2011	2010	2009	2008
Net income (loss) attributable to Vanguard unitholders	$ (168,815)	$62,063	$21,885	$ (95,735)	$ (3,752)
Net income attributable to non-controlling interest		26,067
Net income (loss)	(168,815)	88,130	21,885	(95,735)	(3,752)
Plus:
Interest expense	41,891	28,994	5,766	4,276	5,491
Depreciation, depletion, amortization and accretion	104,542	84,857	22,231	14,610	14,910
Impairment of oil and natural gas properties	247,722	—	—	110,154	58,887
Net gains on commodity derivative contracts	(36,846)	(6,735)	(7,797)	(8,570)	(32,746)
Cash settlements on matured commodity derivative contracts (a)(b)	39,102	18,720	25,887	34,734	(1,058)
Net losses on interest rate derivative contracts (c)	6,992	4,962	2,148	1,140	3,285
Net (gain) loss on acquisitions of oil and natural gas properties	(11,111)	367	5,680	(6,981)	—
Texas margin taxes	239	261	(12)	(302)	177
Compensation related items	6,796	3,026	1,026	2,876	3,577
Material transaction costs incurred on acquisitions and mergers	—	2,019	3,583	—	—
Less:
Interest income	—	—	(1)	—	(17)
Adjusted EBITDA before non-controlling interest	$230,512	$224,601	$80,396	$56,202	$48,754
Non-controlling interest attributable to adjustments above	—	(62,838)	—	—	—
Administrative services fees eliminated in consolidation	—	2,840	—	—	—
Adjusted EBITDA attributable to Vanguard unitholders	$230,512	$164,603	$80,396	$56,202	$48,754

(a) Excludes premiums paid, whether at inception or deferred, for derivative contracts that settled during the period. We consider the cost of premiums paid for derivatives as an investment related to our underlying oil and natural gas properties.	11,641	11,346	1,950	3,502	4,493
(b) Excludes the fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period. We consider the amounts paid to sellers for derivative contracts assumed with business combinations a part of the purchase price of the underlying oil and natural gas properties.	26,505	169	1,995	3,619	733
(c) Includes settlements paid on interest rate derivatives	2,515	2,874	1,799	1,903	107

2.
We note your responses to comments 2 and 4 in our letter dated December 24, 2013 concerning the line items captioned “amortization of premiums paid on derivative contracts” and “amortization of value on derivative contracts acquired.” It does not appear that use of the term “amortization” to characterize these adjustments is appropriate as amortization typically represents the systematic reduction of an asset through the

Securities and Exchange Commission
February 27, 2014

recognition of expense. Please revise or provide us with further explanation supporting your current presentation with reference to the relevant authoritative accounting guidance.

We acknowledge the Staff’s comment. We believe that amortization is the proper term in the case of these premiums paid on derivative contracts and the value of derivative contracts acquired, since we initially capitalize the premium or fair value of these contracts in derivative assets or liabilities and then systematically reduce this asset or liability through the recognition of expense as the contracts settle. We have prepared and set forth in Exhibit A, attached hereto, an example of a premium paid to enter into a derivative contract and in Exhibit B, attached hereto, an example of a derivative contract acquired as part of a business combination. However, to provide more clarity to our investors we will modify our disclosures accordingly. Please see our response to comment number 1 where we fully describe the changes to our future filings which will further explain the nature of these items and remove any references to the term “amortization.”

Form 8-K filed March 1, 2013

Use of Non-GAAP Measures, page 12

3.
It does not appear that your response to comment 10 in our letter dated December 26, 2013 explains how investors should evaluate differences between distributable cash flow and actual distributions. Please revise your draft disclosure accordingly.

We acknowledge the Staff’s comment. In future filings we will provide the following further explanation regarding differences between distributable cash flow and actual distributions.

“Distributable Cash Flow Available to Common and Class B Unitholders is used by management as a tool to measure (prior to the establishment of any cash reserves by our board of directors) the cash distributions we could pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our monthly distribution rates. However, Distributable Cash Flow Available to Common and Class B Unitholders should not be viewed as indicative of the amount that we plan to distribute for a given period. Distributable Cash Flow Available to Common and Class B Unitholders is not intended to be a substitute for net income (loss), operating income (loss), cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable Cash Flow Available to Common and Class B Unitholders is a metric commonly used by investors and the analyst community to assess our financial performance from period to period.

The amount of cash that we have available for distribution depends primarily on our cash flow, including cash from reserves and working capital or other borrowings, and not solely on our GAAP net income, which is affected by non-cash items. As a result, we may be unable to pay distributions even when we record net income, and we may be able to pay distributions during periods when we incur net losses. Our board of directors determines the appropriate level of distributions on a periodic basis in accordance with the provisions of our limited liability company agreement. Management

Securities and Exchange Commission
February 27, 2014

considers the timing and size of capital expenditures and long-term views about expected results in determining the amount of distributions. Capital spending and the resulting production and net cash provided by operating activities do not typically occur evenly throughout the year due to a variety of factors which are difficult to predict, including rig availability, weather, well performance, the timing of completions and the commodity price environment. Consistent with practices common to publicly traded partnerships, our board of directors historically has not varied the distribution it declares period to period based on uneven available distributable cash flow. Our board of directors reviews historical financial results and forecasts for future periods, including development activities, as well as considers the impact of significant acquisitions in making a determination to increase, decrease or maintain the current level of distribution. In instances following acquisitions and development activities, our board of directors reviews any excess in distributable cash flows after distributions to unitholders in those periods, as well as forecasts of expected future net cash flows to determine if increases in distributions could be made. If shortfalls are sustained over time and forecasts demonstrate expectations for continued future shortfalls, our board of directors may determine to reduce, suspend or discontinue paying distributions. Our board of directors may decide to retain the excess in distributable cash flows after distributions to unitholders for our future operations, future capital expenditures, future debt service or other future obligations. Any shortfalls are funded with cash on hand and/or with borrowings under our Reserve-Based Credit Facility.”

*****************

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Douglas V. Getten of Vinson & Elkins at 713-758-2865.

Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

Enclosures (2)

cc:	David P. Oelman, Esq.
Douglas V. Getten, Esq.
Vinson & Elkins L.L.P.
Via e-mail

Securities and Exchange Commission
February 27, 2014

Exhibit A
Premium paid to enter into a derivative contract

Contract A	Oil Put
Notional Quantity	45,750 bbls/125 bbl/day
Term	07/01/2012-12/31/2012
Date Entered	6/30/2012

Premium allocation by month
7/31/2012	23,500
8/31/2012	22,000
9/30/2012	21,250
10/31/2012	20,000
11/30/2012	19,500
12/31/2012	18,250
124,500

At 06/30/2012 the Company paid a premium of $124,500 to enter into an Oil Put option.
JE#1- Record the value of premium paid to enter into the derivative contract
135.000	Derivative Asset-Premium Initially Recorded	124,500
100.000	Cash		(124,500)

At 7/31/2012 the contract's fair value was $145,000 for production period 07/1/2012- 12/31/2012. The difference of $20,500 ($145,000 and $124,500) between the fair value of the contract at 06/30/2012 and 07/31/2012 represents the MTM Gain for the contract at 7/31/2012, including the current settlement month.

JE#2- Mark to Market Accounting
135.000	Derivative Asset-MTM	20,500
400.000	MTM Gains/losses		(20,500)

At 8/1/2012 the Company received the July production month settlement of $25,000 for 3,875 bbls. The settlement includes the allocated fair value of $23,500 (initially recorded at 6/30/2012) for the settlement month of 7/31/2012, and $1,500 increase in the fair value of the asset for the settlement month of 7/31/2012.

JE#3- Record cash settlement received
100.000	Cash	25,000
135.000	Derivative Asset-Premium Initially Recorded		(23,500)
135.000	Derivative Asset-MTM		(1,500)

At 8/31/2012 the contract's fair value was $125,000 for production period 08/01/2012 - 12/31/2012. The difference of $5,000 ($125,000 and $120,000) between the fair value of the contract at 07/31/2012 and 08/31/2012 represents the MTM Gain for the contract at 8/31/2012, including the current settlement month.

JE#4- Mark to Market Accounting
135.000	Derivative Asset-MTM	5,000
400.000	MTM Gains/losses		(5,000)

Securities and Exchange Commission
February 27, 2014

At 9/1/2012 the Company received the August production month settlement of $23,000 for 3,875 bbls. The settlement includes the allocated Fair value of $22,000 (initially recorded at 6/30/2012) for the settlement month of 8/31/2012, and $1,000 increase in the fair value of the asset for the settlement month of 8/31/2012.

JE#5- Record cash settlement received
100.000	Cash	23,000
135.000	Derivative Asset-Premium Initially Recorded		(22,000)
135.000	Derivative Asset-MTM		(1,000)

At 9/30/2012 the contract's fair value was $100,000 for production period 09/01/2012 - 12/31/2012. The difference of $2,000 ($100,000 and $102,000) between the fair value of the contract at 08/31/2012 and 09/30/2012 represents the MTM Loss for the contract at 9/30/2012, including the current settlement month.

JE#6- Mark to Market Accounting
400.000	MTM Gains/losses	2,000
135.000	Derivative Asset-MTM		(2,000)

At 10/1/2012 the Company received the September production month settlement of $22,000 for 3,750 bbl. The settlement includes the allocated Fair value of $21,250 (initially recorded at 6/30/2012) for the settlement month of 9/30/2012, and $750 increase in the fair value of the asset for the settlement month of9/30/2012.

JE#7- Record cash settlement received
100.000	Cash	22,000
135.000	Derivative Asset-Premium Initially Recorded		(21,250)
135.000	Derivative Asset-MTM		(750)

At 10/31/2012 the contract's fair value was $75,000 for production period 10/01/2012 - 12/31/2012. The difference of $3,000 ($75,000 and $78,000) between the fair value of the contract at 09/30/2012 and 10/31/2012 represents the MTM loss for the contract at 10/31/2012, including the current settlement month.

JE#8- Mark to Market Accounting
400.000	MTM Gains/losses	3,000
135.000	Derivative Asset-MTM		(3,000)

At 11/1/2012 the Company received the October production month settlement of $21,500 for 3,875 bbls. The settlement includes the allocated Fair value of $20,000 (initially recorded at 6/30/2012) for the settlement month of 10/31/2012, and $1,500 increase in the fair value of the asset for the settlement month of 10/31/2012.

JE#9- Record cash settlement received
100.000	Cash	21,500
135.000	Derivative Asset-Premium Initially Recorded		(20,000)
135.000	Derivative Asset-MTM		(1,500)

Securities and Exchange Commission
February 27, 2014

At 11/30/2012 the contract's fair value was $55,000 for production period 11/01/2012 - 12/31/2012. The difference of $1,500 ($55,000 and $53,500) between the fair value of the contract at 10/31/2012 and 11/30/2012 represents the MTM gain for the contract at 11/30/2012, including the current settlement month.

JE#10- Mark to Market Accounting
135.000	Derivative Asset-MTM	1,500
400.000	MTM Gains/losses		(1,500)

At 12/1/2012 the Company received the November production month settlement of $21,000 for 3,750 bbls. The settlement includes the allocated Fair value of $19,500 (initially recorded at 6/30/2012) for the settlement month of 11/30/2012, and $1,500 increase in the fair value of the asset for the settlement month of 11/30/2012.

JE#11- Record cash settlement received
100.000	Cash	21,000
135.000	Derivative Asset-Premium Initially Recorded		(19,500)
135.000	Derivative Asset-MTM		(1,500)

At 12/31/2012 the contract's fair value was $32,000 for production period 12/01/2012 - 12/31/2012. The difference of $1,000 ($32,000 and $31,000) between the fair value of the contract at 11/30/2012 and 12/31/2012 represents the MTM gain for the contract at 12/31/2012, including the current settlement month.

JE#12- Mark to Market Accounting
135.000	Derivative Asset-MTM	1,000
400.000	MTM Gains/losses		(1,000)

At 1/1/2013 the Company received the December production month settlement of $32,000 for 3,875 bbls. The settlement includes the allocated Fair value of $18,250 (initially recorded at 6/30/2012) for the settlement month of 12/31/2012, and 13,750 increase in the fair value of the asset for the settlement month of 12/31/2012.

JE#13- Record cash settlement received
100.000	Cash	32,000
135.000	Derivative Asset-Premium Initially Recorded		(18,250)
135.000	Derivative Asset-MTM		(13,750)

Securities and Exchange Commission
February 27, 2014

	T-Account Summary
	Balance Sheet- acct #135.000		Income Statement- acct #400.000		Balance Sheet- acct #100.000
	Derivative Asset		MTM Gain/Loss		Cash
JE #1	124,500					(124,500)
JE #2	20,500			(20,500)
JE #3		(23,500)			25,000
JE #3		(1,500)
Balance @8/1/2012	120,000			(20,500)		(99,500)

JE #4	5,000			(5,000)
JE #5		(22,000)			23,000
JE #5		(1,000)
Balance @9/1/2012	102,000			(25,500)		(76,500)
JE #6		(2,000)	2,000
JE #7		(21,250)			22,000
JE #7		(750)
Balance @10/1/2012	78,000			(23,500)		(54,500)
JE #8		(3,000)	3,000
JE #9		(20,000)			21,500
JE #9		(1,500)
Balance @11/1/2012	53,500			(20,500)		(33,000)
JE #10		(1,500)	1,500
JE #11		(19,500)			21,000
JE #11		(1,500)
Balance @12/1/2012	31,000			(19,000)		(12,000)
JE #12	1,000			(1,000)	32,000
JE #13		(18,250)
JE #13		(13,750)
Balance @1/1/2013		0		(20,000)	20,000

Securities and Exchange Commission
February 27, 2014

Exhibit B
Fair value of a derivative contract acquired as part of a business combination

Contract B	Fixed Gas Swap
Notional Quantity	1,850,000 mmbtu/10,000mmbtu/day
Term	07/01/2012-12/31/2012
Date Entered	6/30/2012

Fair Value allocation by month
7/31/2012	600,000
8/31/2012	550,000
9/30/2012	500,000
10/31/2012	400,000
11/30/2012	350,000
12/31/2012	250,000
2,650,000

At 6/30/2012 a derivative contract assumed as part of a business combination was assigned a fair value of $2,650,000.
JE#1- Record the fair value allocated to the acquired derivative contract
135.000	Derivative Asset-Fair Value Initially Recorded	2,650,000
100.000	Cash		(2,650,000)

At 7/31/2012 the contract's fair value was $2,850,000 for production period 07/01/2012 - 12/31/2012. The difference of $200,000 ($2,850,000 and $2,650,000) between the fair value of the contract at 06/30/2012 and 07/31/2012 represents the MTM Gain for the contract at 7/31/2012, including the current settlement month.

JE#2- Mark to Market Accounting
135.000	Derivative Asset-MTM	200,000
400.000	MTM Gains/losses		(200,000)

At 8/1/2012 the Company received the July production month settlement of $660,000 for 310,000 mmbtu. The settlement includes the allocated fair value of $600,000 (initially recorded at 6/30/2012) for the settlement month of 7/31/2012, and $60,000 increase in the fair value of the asset for the settlement month of 7/31/2012.

JE#3- Record cash settlement received
100.000	Cash	660,000
135.000	Derivative Asset- Fair Value Initially Recorded		(600,000)
135.000	Derivative Asset-MTM		(60,000)

Securities and Exchange Commission
February 27, 2014

At 8/31/2012 the contract's fair value was $3,300,000 for production period 08/01/2012 - 12/31/2012. The difference of $1,110,000 ($3,300,000 and $2,190,000) between the fair value of the contract at 07/31/2012 and 08/31/2012 represents the MTM Gain for the contract at 8/31/2012, including the current settlement month.

JE#4- Mark to Market Accounting
135.000	Derivative Asset-MTM	1,110,000
400.000	MTM Gains/losses		(1,110,000)

At 9/1/2012 the Company received the August production month settlement of $600,000 for 310,000 mmbtu. The settlement includes the allocated fair value of $550,000 (initially recorded at 6/30/2012) for the settlement month of 8/31/2012, and $50,000 increase in the fair value of the asset for the settlement month of 8/31/2012.

JE#5- Record cash settlement received
100.000	Cash	600,000
135.000	Derivative Asset- Fair Value Initially Recorded		(550,000)
135.000	Derivative Asset-MTM		(50,000)

At 9/30/2012 the contract's fair value was $2,400,000 for production period 09/01/2012 - 12/31/2012. The difference of $300,000 ($2,400,000 and $2,700,000) between the fair value of the contract at 08/31/2012 and 09/30/2012 represents the MTM Loss for the contract at 9/30/2012, including the current settlement month.

JE#6- Mark to Market Accounting
400.000	MTM Gains/losses	300,000
135.000	Derivative Asset-MTM		(300,000)

At 10/1/2012 the Company received the September production month settlement of $700,000 for 300,000 mmbtu. The settlement includes the allocated fair value of $500,000 (initially recorded at 6/30/2012) for the settlement month of 9/30/2012, and $200,000 increase in the fair value of the asset for the settlement month of 9/30/2012.

JE#7- Record cash settlement received
100.000	Cash	700,000
135.000	Derivative Asset- Fair Value Initially Recorded		(500,000)
135.000	Derivative Asset-MTM		(200,000)

At 10/31/2012 the contract's fair value was $1,600,000 for production period 10/01/2012 - 12/31/2012. The difference of $100,000 ($1,600,000 and $1,700,000) between the fair value of the contract at 09/30/2012 and 10/31/2012 represents the MTM loss for the contract at 10/31/2012, including the current settlement month.

JE#8- Mark to Market Accounting
400.000	MTM Gains/losses	100,000
135.000	Derivative Asset-MTM		(100,000)

Securities and Exchange Commission
February 27, 2014

At 11/1/2012 the Company received the October production month settlement of $630,000 for 310,000 mmbtu. The settlement includes the allocated fair value of $400,000 (initially recorded at 6/30/2012) for the settlement month of 10/31/2012, and $230,000 increase in the fair value of the asset for the settlement month of 10/31/2012.

JE#9- Record cash settlement received
100.000	Cash	630,000
135.000	Derivative Asset- Fair Value Initially Recorded		(400,000)
135.000	Derivative Asset-MTM		(230,000)

At 11/30/2012 the contract's fair value was $1,000,000 for production period 11/01/2012 - 12/31/2012. The difference of $30,000 ($1,000,000 and $970,000) between the fair value of the contract at 10/31/2012 and 11/30/2012 represents the MTM gain for the contract at 11/30/2012, including the current settlement month.

JE#10- Mark to Market Accounting
135.000	Derivative Asset-MTM	30,000
400.000	MTM Gains/losses		(30,000)

At 12/1/2012 the Company received the November production month settlement of $500,000 for 300,000 mmbtu. The settlement includes the allocated fair value of $350,000 (initially recorded at 6/30/2012) for the settlement month of 11/30/2012, and $150,000 increase in the fair value of the asset for the settlement month of 11/30/2012.

JE#11- Record cash settlement received
100.000	Cash	500,000
135.000	Derivative Asset- Fair Value Initially Recorded		(350,000)
135.000	Derivative Asset-MTM		(150,000)

At 12/31/2012 the contract's fair value was $500,000 for production period 12/01/2012 - 12/31/2012. The difference of $0 ($500,000 and $500,000) between the fair value of the contract at 11/30/2012 and 12/31/2012 represents the MTM gain for the contract at 12/31/2012, including the current settlement month.

JE#12- Mark to Market Accounting
135.000	Derivative Asset-MTM	0
400.000	MTM Gains/losses		0

At 1/1/2013 the Company received the December production month settlement of $500,000 for 310,000 mmbtu. The settlement includes the allocated fair value of $250,000 (initially recorded at 6/30/2012) for the settlement month of 12/31/2012, and 250,000 increase in the fair value of the asset for the settlement month of 12/31/2012.

JE#13- Record cash settlement received
100.000	Cash	500,000
135.000	Derivative Asset- Fair Value Initially Recorded		(250,000)
135.000	Derivative Asset-MTM		(250,000)

Securities and Exchange Commission
February 27, 2014

	T-Account Summary
	Balance Sheet- acct #135.000		Income Statement- acct #400.000		Balance Sheet- acct #100.000
	Derivative Asset		MTM Gain/Loss		Cash
JE #1	2,650,000					(2,650,000)
JE #2	200,000			(200,000)
JE #3		(600,000)			660,000
JE #3		(60,000)
Balance @8/1/2012	2,190,000			(200,000)		(1,990,000)

JE #4	1,110,000			(1,110,000)
JE #5		(550,000)			600,000
JE #5		(50,000)
Balance @9/1/2012	2,700,000			(1,310,000)		(1,390,000)
JE #6		(300,000)	300,000
JE #7		(500,000)			700,000
JE #7		(200,000)
Balance @10/1/2012	1,700,000			(1,010,000)		(690,000)
JE #8		(100,000)	100,000
JE #9		(400,000)			630,000
JE #9		(230,000)
Balance @11/1/2012	970,000			(910,000)		(60,000)
JE #10	30,000		30,000
JE #11		(350,000)			500,000
JE #11		(150,000)
Balance @12/1/2012	500,000			(880,000)	440,000
JE #12	0			0
JE #13		(250,000)			500,000
JE #13		(250,000)
Balance @1/1/2013		0		(880,000)	940,000